UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CNA Surety Corporation
(Name of Subject Company (Issuer))

CNA Financial Corporation
(Names of Filing Persons (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

12612L1008
(CUSIP Number of Class of Securities)

Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of filing persons)
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☑	going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Form of Letter Sent to CNA Producers
[CNA Letterhead]
November 9, 2010
Producer Name
Producer Address
City, State, Zip
Dear Producer,
As we enter the final months of 2010, I would like to let you know how CNA is doing, and where we are going in 2011.
In the third quarter, our Property & Casualty Operations delivered a combined ratio of 97.9. Net written premiums declined 1%, compared with a decline of 8% in the third quarter of 2009.
We completed a major loss portfolio transfer transaction with National Indemnity Company, a subsidiary of Berkshire Hathaway. We recognized a $365 million loss in the third quarter from the transaction. As we announced last quarter, this transaction enhances CNA’s financial stability and substantially eliminates our exposure to legacy asbestos and environmental pollution liability.
Our capital position continued to improve, as reflected in a 19% increase in our book value per common share to $42.76 since the end of 2009.
In addition to our third quarter earnings, CNA Financial Corporation (NYSE: CNA) announced that it has proposed to acquire all of the outstanding shares of common stock of CNA Surety Corporation (NYSE: SUR) that are not currently owned by subsidiaries of CNA for $22.00 per share in cash. The proposed transaction is consistent with CNA’s strategic objective to grow our Specialty franchise.
I am also pleased to say that we continued to build on our investments at the point of sale to become more responsive to you and your clients. New positions, new people and new branch locations continue to translate into increased submissions and new business in our Specialty segment. In our Commercial segment, we are seeing increased new business and improved retention in Small Business. We are also seeing a shift in Middle Market new business to more desirable segments. We appreciate your support in this challenging marketplace. During the third quarter, the average payout under our new ACA contract for eligible producers was XX%. We look forward to continuing to share our successes with you.
Looking to 2011, we expect the market to remain very competitive, but we also see promising areas in our 11 core industries, such as manufacturing and technology. I trust you are hearing more about these areas from your CNA underwriters. In addition, we will continue to focus on becoming a more producer-friendly company. In this regard, I encourage you to work with your local branch leaders to learn more about our target growth areas, enhanced services and financial incentives for growing with CNA. Overall, I think you will experience a more responsive CNA with more ways to grow with you than at any time in recent memory.
(over)

In closing, we remain confident you will continue to see evidence of our expanded point-of-sale capabilities. As you review your nine-month results with CNA, we hope you will consider how your agency and CNA can achieve mutual success for the rest of the year and into 2011.
Sincerely,
/s/ Thomas F. Motamed
Tom Motamed

Additional Information and Where to Find It
This communication is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the SEC. CNA Surety stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. CNA Surety stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. CNA Surety stockholders will also be able to obtain these documents that are filed by CNA (when available) for free from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604.
Forward-Looking Statements
This communication may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA and include the possibility that negotiations with the special committee of CNA Surety may not be successful and the possibility that the transaction may not be completed on the terms described in this communication or at all, including as a result of changes in the business or prospects of CNA Surety. For a detailed description of other risks and uncertainties affecting CNA, please refer to CNA’s filings with the Securities and Exchange Commission, available at www.cna.com.
Any forward-looking statements made in this presentation are made by CNA as of the date of this communication. Further, CNA does not have any obligation to update or revise any forward-looking statement contained in this communication, even if CNA’s expectations or any related events, conditions or circumstances change.

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